SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 2)*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 2)*

                                  of
                            TBK Partners, L.P.


                               SCHEDULE 13D
                           (Amendment No. 2)*
                                  of
                         Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934
                         SOLA INTERNATIONAL, INC.
                            (Name of Issuer)


                  Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

                                834092108
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               APRIL 17, 2000
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  834092108
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 1,116,524  shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   1,156,173 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,156,173 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
         4.64%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  834092108
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       91,930 shares, except that the
                                       the general partners in TBK,
                                       solely by reason of their positions
                                       as such, may be deemed to have
                                       shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       91,930 shares, except that the
                                       general partners in TBK, solely
                                       by reason of their positions as such,
                                       may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          91,930 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.36%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

CUSIP No. 834092108
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                 39,830 shares, except that the general
                                 partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares     ------------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by each                  0 shares
Reporting Person     ------------------------------------------------------
With:                        (9)   Sole Dispositive Power
                                  39,830 shares, except that the general
                                  partners in Vanderbilt, solely by
                                  reason of their positions as such, may
                                  be deemed to have shared power to
                                  vote these shares.
                     -------------------------------------------------------

                        (10)   Shared Dispositive Power
                                   0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         39,830 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.16%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

      The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated December 1, 1999. (the "Statement") The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. (The "Act")

       This Amendment No. 2 relates to the Common Stock, $.01 par value (the "Common Stock"), of Sola International, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Delaware, with its principal executive offices located at 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94825.

       This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

       Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,156,173 shares of Common Stock, which constitutes approximately 4.64% of the 24,937,216 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, TBK beneficially owns directly 91,930 shares of Common Stock, which constitutes approximately 0.36% of the 24,937,216 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 39,830 shares of Common Stock, which constitutes approximately 0.16% of the 24,937,216 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Also included in the TBC shares are 635 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and is also a general partner in TBK and Vanderbilt.

       Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,287,933 shares, which constitutes approximately 5.16% of the 24,937,216 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 1,287,933 shares, which constitutes approximately 5.16% of the 24,937,216 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas
P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 91,930 shares of Common Stock which constitutes approximately 0.36% of the 24,937,216 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 1,156,173 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,116,524 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,116,524 shares of Common Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       ( c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE
TBC Accounts    02/23/00                      2,455             $ 5.1598
                02/24/00                     11,730             $ 5.3487
                02/25/00                      5,635             $ 5 1/8
                02/29/00                        600             $ 4 7/8
                03/07/00                        225             $ 5 1/16
                03/08/00                      1,715             $ 5
                03/09/00                        605             $ 5.4044
                03/13/00                      1,070             $ 6.4112
                03/14/00                        845             $ 6 3/16
                03/20/00                      3,150             $ 6 1/8
                03/23/00                      5,025             $ 6 11/16
                03/27/00                      5,310             $ 7
                03/28/00                        485             $ 6 5/8
                03/29/00                     16,120             $ 6.6017
                03/30/00                     26,400             $ 6.57900
                03/31/00                     13,100             $ 6.3325
                04/04/00                      2,900             $ 5.8448
                04/05/00                     14,190             $ 5.9162
                04/06/00                      1,525             $ 6 5/16
                04/07/00                     10,000             $ 6 1/4
                04/11/00                      3,500             $ 5 5/8
                04/12/00                      7,200             $ 5.2751
                04/17/00                      1,780             $ 4.7626


(d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

      To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

(e)        Not applicable.

                             SIGNATURE

      Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                              TWEEDY, BROWNE COMPANY LLC

                                              By:  /s/ Christopher H. Browne
                                             --------------------------------
                                              Christopher H. Browne
                                              Member


                                              TBK PARTNERS, L.P.

                                              By:  /s/ Christopher H. Browne
                                              -------------------------------
                                              Christopher H. Browne
                                              General Partner


                                              VANDERBILT PARTNERS, L.P.

                                              By :  /s/ Christopher H. Browne
                                              -------------------------------
                                              Christopher H. Browne
                                              General Partner





                                               Dated: April 24, 2000